UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

This disclosure is an amendment to update Exhibit 99.1 to the previous filing regarding To Shareholders: Notice of the 58th Ordinary Meeting of Shareholders filed on February 19, 2026. No changes have been made to the body of the original report on Form 6-K below.

To Shareholders

Notice of the 58th Ordinary General Meeting of Shareholders

We hereby notify you that the 58th Ordinary General Meeting of Shareholders will be held pursuant to Article 362 of the Korean Commercial Act and Article 20 of the Company’s Articles of Incorporation as follows :

1. Date: At 9:00 a.m. on March 24, 2026, Korea Standard Time (UTC+9)

2. Place: Art Hall, 4F West Wing, POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea

3. List of Agenda Items

● Agenda 1 :	Approval of Financial Statements for the 58th FY
(From January 1, 2025 to December 31, 2025)
(Year-end dividend per share : KRW 2,500)

•	Consolidated Financial Statements: See Appendix 1

•	Separate Financial Statements: See Appendix 2

The audit report from the independent auditors of 58th FY Financial Statements, based on K-IFRS standards, will be uploaded at POSCO HOLDINGS INC.’s website (http://www.posco-inc.com) on March 11, 2026.

● Agenda 2: Partial Amendments of the Articles of Incorporation

[Description of the Proposal]

Pursuant to Article 433 of the Korean Commercial Act and Article 24 of the Company’s Articles of Incorporation, we request that the Ordinary General Meeting of Shareholders to approve partial amendments of the Articles of Incorporation.

-	2-1 : Title Change to Independent Director

-	2-2 : Increase Audit Committee Members to be Separately Appointed

-	2-3 : Expand Voting Restrictions per the Appointment/Dismissal of Audit Committee Members

-	2-4 : Introduce Electronic General Shareholder Meeting

-	2-5 : Delete Provision Regarding Separate Cumulative Voting

Agenda	Before Amendment	After Amendment	Purpose of Change
2-1

Article 27. Number of the Directors

The total number of Directors of the Company shall be at least three (3) but no more than thirteen (13) Directors, among which the Outside Directors shall be eight (8) persons or less and Inside Directors shall be five (5) persons or less. The Outside Directors shall constitute the majority of the total number of the Directors.

Article 27. Number of the Directors

The total number of Directors of the Company shall be at least three (3) but no more than thirteen (13) Directors, among which the Independent Directors shall be eight (8) persons or less and Inside Directors shall be five (5) persons or less. The Independent Directors shall constitute the majority of the total number of the Directors.

Title change aligned to Commercial Act amendment

Article 30. Recommendation of Candidate for Outside Directors

(1) A candidate for Outside Director shall be recommended by the Director Candidate Recommendation Committee as prescribed in Paragraph (1) of Article 45. Such candidates shall be among those qualified persons as prescribed in Article 31.

(2) A shareholder holding voting shares of the Company may recommend a candidate for Outside Director to the Director Candidate Recommendation Committee by the exercise of the shareholder proposal right under the applicable legislation.

(3) The Director Candidate Recommendation Committee shall determine the details regarding recommendation for, and evaluation on qualification of, candidates for Outside Director.

Article 30. Recommendation of Candidate for Independent Directors

(1) A candidate for Independent Director shall be recommended by the Director Candidate Recommendation Committee as prescribed in Paragraph (1) of Article 45. Such candidates shall be among those qualified persons as prescribed in Article 31.

(2) A shareholder holding voting shares of the Company may recommend a candidate for Independent Director to the Director Candidate Recommendation Committee by the exercise of the shareholder proposal right under the applicable legislation.

(3) The Director Candidate Recommendation Committee shall determine the details regarding recommendation for, and evaluation on qualification of, candidates for Independent Director.

Article 31. Qualification for Candidate for Outside Directors

An Outside Director must have sufficient and professional knowledge or experience in the areas of industry, finance, education, law, accounting and public administration and also must be qualified under the relevant laws.

Article 31. Qualification for Candidate for Independent Directors

An Independent Director must have sufficient and professional knowledge or experience in the areas of industry, finance, education, law, accounting or public administration and also must be qualified under the relevant laws.

Article 35. By-Election

(2) In the event that the number of Outside Directors is less than a majority of total number of Directors due to death or resignation of Outside Directors or for any other reason, Outside Directors shall be elected to fill the vacancy at the General Meeting of Shareholders to be held first after such cause so as for the number of Outside Directors to constitute a majority of total number of Directors.

Article 31. By-Election

(2) In the event that the number of Independent Directors is less than a majority of total number of Directors due to death or resignation of Independent Directors or for any other reason, Independent Directors shall be elected to fill the vacancy at the General Meeting of Shareholders to be held first after such cause so as for the number of Independent Directors to constitute a majority of total number of Directors.

	Article 36. Remuneration of Directors (3) The Company may pay to Outside Directors for expenses incurred during performance of services as required of Outside Directors.	Article 36. Remuneration of Directors (3) The Company may pay to Independent Directors for expenses incurred during performance of services as required of Independent Directors.

Article 40. Chairman of the Board of Directors

(1) The Chairman of the Board shall be appointed by the resolution of the Board of Directors among Outside Directors.

(3) In the event that the Chairman of the Board cannot preside at a Meeting of the Board of Directors, Outside Director in order of seniority (if the seniority is the same, the oldest has the priority) shall take his place as Chairman of the Board.

Article 40. Chairman of the Board of Directors

(1) The Chairman of the Board shall be appointed by the resolution of the Board of Directors among Independent Directors.

(3) In the event that the Chairman of the Board cannot preside at a Meeting of the Board of Directors, an Independent Director in order of seniority (if the seniority is the same, the oldest has the priority) shall take his place as Chairman of the Board.

Article 48. Constitution and Appointment of Members of Audit Committee

(1) The Audit Committee of the Company shall consist of three (3) or more Directors. All of the members shall be elected from among the Outside Directors.

Article 48. Constitution and Appointment of Members of Audit Committee (1) The Audit Committee of the Company shall consist of three (3) or more Directors, all of whom shall be Independent Directors.
2-2

Article 48. Constitution and Appointment of Members of Audit Committee

(1) The Audit Committee of the Company shall consist of three (3) or more Directors. All of the members shall be elected from among the Outside Directors.

Article 48. Constitution and Appointment of Members of Audit Committee

(1) The Audit Committee of the Company shall consist of three (3) or more Directors, all of whom shall be Independent Directors. After Directors are elected at a General Meeting of Shareholders, the Company shall appoint the members of the Audit Committee from among the elected Directors; provided, however, that two (2) members of the Audit Committee shall be elected by a resolution of the General Meeting of Shareholders as Directors who are also members of the Audit Committee, separately from the other Directors.

AOI amendment to raise the number of Audit Committee members to be separately appointed

2-3

Article 48. Constitution and Appointment of Members of Audit Committee

(2) A member of the Audit Committee shall be appointed or dismissed at the General Meeting of Shareholders. When appointing a member of the Audit Committee, a shareholder holding more than three percent (3%) of the Company’s issued and outstanding shares shall not be entitled to exercise his voting rights for that excess portion.

Article 48. Constitution and Appointment of Members of Audit Committee

(2) A member of the Audit Committee shall be appointed or dismissed at the General Meeting of Shareholders. When appointing or dismissing a member of the Audit Committee, a shareholder holding more than three percent (3%) of the Company’s issued and outstanding shares with voting rights (if such shareholder is the largest shareholder, for calculating the number of shares held by the largest shareholder, his/her shares, along with those owned by his/her specially related person(s), and other person(s) specified by the Enforcement Decree of the Korean Commercial Code, shall be added up together) shall not be entitled to exercise his voting rights for that excess portion.

Explicit language to restrict voting beyond 3% voting shares per the appointment /dismissal of Audit Committee members
2-4	Article 19. Convening of General Meeting of Shareholders —

Article 19. Convening of General Meeting of Shareholders

(5) The Company shall hold General Meetings of Shareholders in a manner that allows some shareholders to participate in and vote on resolutions from remote locations by electronic means, without being physically present at a venue of the meeting.

AOI amended to introduce electronic GSM
	Article 23. Vote by Proxy (2) A proxy shall submit a document evidencing the power of representation to the Company before the opening of the General Meeting of Shareholders.	Article 23. Vote by Proxy (2) A proxy shall submit a document or an electronic document evidencing the power of representation to the Company before the opening of the General Meeting of Shareholders.
2-5

Article 28. Election of the Directors and Representative Directors

(3) If Directors are appointed by a cumulative voting, the Inside Directors and the Independent Outside Directors are separately considered, and then, the cumulative voting shall apply to each group.

		Article 28. Election of the Directors and Representative Directors —	AOI amended to introduce unified cumulative voting

—	—	ADDENDA 1. Effective Date (March 24, 2026) The amended Articles of Incorporation shall be effective from the date on which they are approved by the resolution at the Ordinary General Meeting of Shareholders for the 58th fiscal year.	—
—

ADDENDA 2. Transitional Measures for a Venue and Method of a General Meeting of Shareholders, and Proxy Voting (March 24, 2026)

The amended provisions of Article 19 and Article 23, Paragraph (2) shall come into force on January 1, 2027.

—

ADDENDA 3. Transitional Measures for Voting Restrictions for Election and Dismissal of Independent Directors and Audit Committee Members (March 24, 2026)

The amended provisions of Articles 27, 30, 31, 35, 36, 40, and 48 shall come into force on July 23, 2026; provided, however, that the amended provision of the second sentence of Article 48, Paragraph (1) shall be effective from the date on which it is approved by the resolution at the Ordinary General Meeting of Shareholders for the 58th fiscal year.

● Agenda 3: Appointment of Inside Director

[Description of the Proposal]

Pursuant to Article 382 of the Korean Commercial Act and Article 28 of the Company’s Articles of Incorporation, we request the Ordinary General Meeting of Shareholders to appoint three(3) Inside Directors of the Company as follows.

•	Number of Inside Directors to be Appointed: 3 Directors

•	Candidates

-	3-1: Appointment of LEE, Ju Tae as Inside Director

-	3-2: Appointment of KIM, Ki Soo as Inside Director

-	3-3: Appointment of CHUNG, Seok Mo as Inside Director

Name/ Agenda	Date of Birth	Professional Experience	Term
Recommended by
LEE, Ju Tae (3-1)	February 25, 1964	2025.3~ (Present) Head, Corporate Strategy Division (President), POSCO HOLDINGS INC.	1 Year
2024.4 (Former) Head, Corporate Strategy Team (Sr. EVP), POSCO HOLDINGS INC.
	Board of Directors	2023.3 (Former) Head, Corporate Planning & Finance Division (Sr. EVP & Inside Director), POSCO
2021.1 (Former) Head, Purchasing and Investment Division (Sr. EVP), POSCO
2019.1 (Former) Head of Management Strategy Office (EVP), POSCO
2018.2 (Former) Representative President (EVP), POSCO Asia (Hong Kong)
2015.3 (Former) Representative President (Sr.VP), POSCO Asia (Hong Kong)
2014.7 (Former) Representative President (Sr.VP), POSCO-America (USA)
KIM, Ki Soo (3-2)	April 18, 1965	2024.3~ (Present) Head, New Experience of Technology Hub, Group CTO (Sr. EVP & Inside Director), POSCO HOLDINGS INC.	1 Year
2024.1 (Former) Head, Technical Research Laboratories (Sr. EVP), POSCO
	Board of Directors	2020.1 (Former) Head, Low-Carbon Process R&D Center (EVP), POSCO
2017.2 (Former) Head, Engineering Solution Office (Sr. VP), POSCO
2014.6 (Former) Head, Research Infrastructure Group (VP), POSCO
CHUNG, Seok Mo (3-3)	November 3, 1966	2025.12~ (Present) Head, Business Synergy Division (Sr. EVP), POSCO HOLDINGS INC.	1 Year
2025.1 (Former) Head, Industrial Gas Business Unit (EVP), POSCO & (concurrently) President, POSCO ZHONGTAI AIR SOLUTION
2022.2 (Former) Head, Industrial Gas Business TF Team (EVP), POSCO
	Board of Directors	2020.1 (Former) Head, Secondary Battery Materials Business Office (Sr. VP), POSCO
2018.1 (Former) President, eNtoB

*	All candidates have no relation with the largest shareholder and no transactions with POSCO HOLDINGS INC. in the past three years.
*	All candidates stated and signed that they do not have any legal issues to be qualified for Inside Directors.

•	Recommendation for candidates by the Board of Directors

Name/ Agenda	Grounds

LEE, Ju Tae (3-1)	In his capacity as head of Corporate Strategy Division, Mr. Lee contributed to enhancing the Company’s future business portfolio through investment in overseas steel production and securing prominent lithium assets for rechargeable battery materials. His rich knowledge and experience across the Group’s businesses will help to strengthen effective decision-making on key matters and generate outcomes in future businesses.

KIM, Ki Soo (3-2)	As Head of POSCO N.EX.T Hub, Mr. Kim helped to innovate Corporate R&D system led by the holding company and define the Group’s DX strategy. By leveraging his expertise in steel research and leadership in technology development, Mr. Kim will contribute to reinforcing the Group’s AX and developing advanced technology to outperform competition and secure business competitiveness.
CHUNG, Seok Mo (3-3)

Utilizing his broad range of experience and deep insight across steel, rechargeable battery materials, and industrial gas in his role as the Head of the Business Synergy Division, Mr. Chung will help to strengthen the native competence of the Group’s core businesses and accelerate the process to redefine the Group’s business structure.

● Agenda 4: Appointment of LEE, Hee Geun as Non-Standing Director

[Description of the Proposal]

Pursuant to Article 382 of the Korean Commercial Act and Article 28 of the Company’s Articles of Incorporation, we request the Ordinary General Meeting of Shareholders to appoint one(1) Non-Standing Director of the Company as follows.

•	Number of Non-Standing Directors to be Appointed: 1 Director

•	Candidates

	Date of Birth	Professional Experience	Term
Name/ Agenda	Recommended by

LEE, Hee Geun	December 28, 1962	2025.3~ (Present) Representative Director & President, POSCO	1 Year

2024.11 (Former) Head, Facilities Competitiveness Enhancement TF Team (Sr.EVP)
	Board of Directors	2023.3 (Former) Head, Safety & Environment Division (Inside Director & Sr.EVP)
2021.3 (Former) Representative Director & President, POSCO M-Tech
2018.1 (Former) Deputy Head, Pohang Works Iron and Steelmaking Sector (Sr.VP), POSCO

*	The candidates have no relation with the largest shareholder and no transactions with POSCO HOLDINGS INC. for the past three years.

*	The candidates stated and signed that they do not have any legal issues to be qualified for Non-Standing Director.

•	Recommendation for the candidates by the Board of Directors

Name	Grounds
LEE, Hee Geun	Serving as the Representative Director of POSCO, Mr. Lee helped to enhance the fundamental competitiveness and profitability of the steel business. His participation in the holding company board will reinforce close collaboration with POSCO and significantly assist the board in rational decision-making on various challenges faced by the Group.

● Agenda 5: Appointment of KIM, Joo Youn as Outside Director

[Description of the Proposal]

Pursuant to Article 382 of the Korean Commercial Act, Article 28 and 30 of the Company’s Articles of Incorporation, we request the Ordinary General Meeting of Shareholders to appoint one(1) Outside Director of the Company as follows.

•	Number of Outside Directors to be Appointed: 1 Director

•	Candidates

	Date of Birth	Professional Experience	Term
Name/ Agenda	Recommended by

KIM, Joo Youn	June 29, 1967	2023~ (Present) Outside Director, SK Innovation Co., Ltd.	3 Years
2019~2022 (Former) Vice Chair, P&G Korea/Japan & Global Chief Marketing Officer, P&G Grooming
2018~2019 (Former) Vice President, P&G Gillette Asia
	Director Candidate Recommendation Committee	2016~2018 (Former) CEO, P&G Korea
2012~2015 (Former) Marketing Director, P&G Asia-Pacific India
2011~2012 (Former) Global Brand Franchise Leader, P&G
2005~2010 (Former) Marketing Director, P&G Korea

* The candidates have no relation with the largest shareholder and no transactions with POSCO HOLDINGS INC. for the past three years.

* The candidates stated and signed that they do not have any legal issues to be qualified for Outside Directors.

•	Candidates’ plan to fulfill duties as Outside Directors

Name	Working Plan
KIM, Joo Youn

The candidate has previously served in multiple leadership roles at P&G; they include CEO of P&G Korea, Global Chief Marketing Officer (CMO) of P&G Grooming, and Vice Chair for P&G Korea/Japan. In her new position, Kim intends to leverage her extensive experience as an executive at a global corporation and service on the board to assess internal/external management risks and business strategies to offer proactive and explicit advice from the perspective of shareholders and stakeholders.

As an outside director, Kim will exercise integrity to perform the assigned duties with transparency and independence to cast a balanced view by representing the interests of the company and its shareholders and other stakeholders. Finally, the candidate aims to contribute to sustainable growth of the business by providing reasonable checks and balances on corporate operations and advising strong internal controls.

•	Recommendation for the candidates by the Board of Directors

Name	Grounds
KIM, Joo Yeon

With extensive experience in business management and brand operations, Ms. Kim’s career at P&G spans multiple leadership roles, i.e., Representative Director and President of P&G Korea, Global Chief Marketing Officer (CMO) of P&G Grooming, and Vice Chair for Korea/Japan.

At P&G Global, Ms. Kim served on the board as the head of the leadership council; after retiring from P&G, she was appointed as outside director to SK Innovation, a Korean company, helping to improve the management and governance structure through her service on the board, i.e., the HR Evaluation and Remuneration Committee, Strategy and ESG Committee.

Through her experience in business management and marketing at a global company and work as an outside director at a Korean company, Ms. Kim will assist board operations by providing insights and help strengthen the Company’s growth and sustainability

● Agenda 6: Appointment of KIM, Joon Gi as Outside Director to Serve on the Audit Committee

Pursuant to Article 542-12 of the Korean Commercial Act and Article 48 of the Company’s Articles of Incorporation, we request the Ordinary General Meeting of Shareholders to appoint one (1) Outside Director to serve on the Audit Committee of the Company as follows.

•	Number of Outside Directors to Serve on the Audit Committee: 1 Director

•	Candidates

	Date of Birth	Professional Experience	Term
Name/ Agenda	Recommended by

KIM, Joon Gi	May 13, 1965	2023~ (Present) Outside Director, POSCO HOLDINGS INC.	3 Years
2024~ (Present) Co-Chair, International Bar Association (IBA) Asia Pacific Arbitration Group
2021~ (Present) Member/Alternative member, ICC International Court of Arbitration
2018~ (Present) Member, International Arbitration Committee, KCAB International
	Director Candidate Recommendation Committee	2013~ (Present) Arbitrators, International Centre for Settlement of Investment Disputes (ICSID)
2008~ (Present) Professor of Law, Yonsei University Law School
1998~2008 (Former) Professor, Graduate School of International Studies, Yonsei University
2003~2007 (Former) Founding Executive Director, Hills Governance Center in Korea
1995~1998 (Former) Professor of Business Administration, Hongik University
1992~1995 (Former) Attorney, Foley & Lardner

*	The candidates have no relation with the largest shareholder and no transactions with POSCO HOLDINGS INC. for the past three years.

*	The candidates stated and signed that they do not have any legal issues to be qualified for Audit Committee members.

•	Recommendation for the candidates by the Board of Directors

Name	Grounds
KIM, Joon Gi

As a law professor and professional expert in international trade and commerce laws and corporate governance enhancement, Mr. Kim has served as arbitrator at domestic and international dispute settlement bodies and as Executive Director at the Hills Governance Center. He is also active in various research projects in international dispute resolution, trade and governance.

Mr. Kim’s academic record and expertise gained from his legal practice will provide insights in the business management and board operations, significantly enhancing the Company’s international competitiveness in governance.

● Agenda 7: Approval of Director Remuneration Limit (FY2026)

☐	The director remuneration limit (to be approved) in the FY 2026:

KRW 10.0 billion

☐	The ceiling amount (approved) of the total remuneration in the FY 2025:

KRW 10.0 billion

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: February 23, 2026	By	/s/ Han, Young Ah
(Signature)
Name: Han, Young Ah
Title: Executive Vice President

Appendix 1

POSCO HOLDINGS INC.

(Formerly, POSCO)

and Subsidiaries

Consolidated Financial Statements

December 31, 2025 and 2024

(With Independent Auditors’ Report Thereon)

Page

Independent Auditors’ Report	TBD

Consolidated Financial Statements

Consolidated Statements of Financial Position	3

Consolidated Statements of Comprehensive Income	5

Consolidated Statements of Changes in Equity	6

Consolidated Statements of Cash Flows	8

Notes to the Consolidated Financial Statements	TBD

POSCO HOLDINGS INC. and its subsidiaries

Consolidated statements of financial position

as of December 31, 2025 and 2024

(in millions of Won)	Notes		December 31, 2025	December 31, 2024
Assets

Cash and cash equivalents	4,5,23	~~W~~	7,049,800	6,767,898
Trade accounts and notes receivable, net	6,17,23,29,37		11,197,974	10,821,619
Other receivables, net	7,23,37		1,920,685	2,261,323
Other short-term financial assets	8,23		8,778,584	8,499,389
Inventories	9		13,624,433	14,143,500
Current income tax assets			78,704	140,494
Assets held for sale	10		20,167	608,758
Other current assets	16		813,522	786,943

Total current assets			43,483,869	44,029,924

Long-term trade accounts and notes receivable, net	6,23		19,708	27,779
Other receivables, net	7,23,37		1,635,253	1,306,329
Other long-term financial assets	8,23		3,060,842	2,571,651
Investments in associates and joint ventures	11		4,980,153	4,738,793
Investment property, net	13		1,691,625	1,955,896
Property, plant and equipment, net	14		42,292,820	39,846,828
Intangible assets, net	15		5,493,529	4,774,824
Defined benefit assets, net	21		360,112	409,147
Deferred tax assets	35		2,038,844	3,609,344
Other non-current assets	16		135,683	133,685

Total non-current assets			61,708,569	59,374,276

Total assets		~~W~~	105,192,438	103,404,200

POSCO HOLDINGS INC. and its subsidiaries

Consolidated statements of financial position, continued

as of December 31, 2025 and 2024

(in millions of Won)	Notes		December 31, 2025	December 31, 2024
Liabilities

Trade accounts and notes payable	23,37	~~W~~	5,106,921	6,159,127
Short-term borrowings and current installments of long-term borrowings	4,17,23		12,117,422	11,115,747
Other payables	18,23,37		3,544,717	3,463,872
Other short-term financial liabilities	19,23		66,623	120,875
Current income tax liabilities			223,666	350,570
Liabilities directly associated with the assets held for sale	10		3,678	—
Provisions	20		494,432	396,030
Other current liabilities	22,28,29		1,574,195	1,173,498

Total current liabilities			23,131,654	22,779,719

Long-term trade accounts and notes payable	23		—	2,049
Long-term borrowings, excluding current installments	4,17,23		16,374,578	14,881,620
Other payables	18,23		1,237,358	809,013
Other long-term financial liabilities	19,23		91,068	72,920
Defined benefit liabilities, net	21		63,189	43,143
Deferred tax liabilities	35		1,159,973	2,685,549
Long-term provisions	20		650,329	580,559
Other non-current liabilities	22		106,598	99,260

Total non-current liabilities			19,683,093	19,174,113

Total liabilities			42,814,747	41,953,832

Equity

Share capital	24		482,403	482,403
Capital surplus	24		1,685,116	1,648,894
Other equity items	26		1,561,510	1,155,429
Treasury shares	27		(1,176,317)	(1,550,862)
Retained earnings			53,177,473	53,658,368

Equity attributable to owners of the controlling company			55,730,185	55,394,232
Non-controlling interests	25		6,647,506	6,056,136

Total equity			62,377,691	61,450,368

Total liabilities and equity		~~W~~	105,192,438	103,404,200

The accompanying notes are an integral part of the consolidated financial statements.

POSCO HOLDINGS INC. and its subsidiaries

Consolidated statements of comprehensive income

for years ended December 31, 2025 and 2024

(in millions of Won, except per share information)	Notes		2025	2024
Revenue	28,29,37	~~W~~	69,094,886	72,688,143
Cost of sales	29,31,34		(63,928,838)	(67,275,204)

Gross profit			5,166,048	5,412,939

Selling and administrative expenses	23,30,34
Other administrative expenses			(3,094,810)	(3,004,478)
Selling expenses			(244,175)	(234,888)

Operating profit			1,827,063	2,173,573

Share of profit of equity-accounted investees, net	11		349,910	(256,458)

Finance income and costs	23,32
Finance income			3,222,137	5,211,595
Finance costs			(3,910,282)	(5,080,735)

Other non-operating income and expenses	23,33,34
Other non-operating income			305,591	387,105
Other non-operating expenses			(687,571)	(1,183,877)

Profit before income tax			1,106,848	1,251,203
Income tax expense	35		(602,446)	(303,623)

Profit			504,402	947,580

Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Capital adjustment arising from investments in subsidiaries under equity method			(5,240)	(42,753)
Foreign currency translation differences			35,619	231,347
Remeasurements of defined benefit plans	21		(13,163)	(95,345)
Net changes in fair value of equity investments at fair value through other comprehensive income			319,618	(150,443)
Items that are or may be reclassified subsequently to profit or loss:
Capital adjustment arising from investments in subsidiaries under equity method			48,561	331,616
Foreign currency translation differences			33,219	888,466
Gains or losses on valuation of derivatives	23		8	(110)

Other comprehensive income, net of tax			418,622	1,162,778

Total comprehensive income		~~W~~	923,024	2,110,358

Profit attributable to:
Owners of the controlling company		~~W~~	657,654	1,094,917
Non-controlling interests			(153,251)	(147,337)

Profit		~~W~~	504,403	947,580

Total comprehensive income attributable to:
Owners of the controlling company		~~W~~	1,032,628	2,008,919
Non-controlling interests			(109,602)	101,439

Total comprehensive income		~~W~~	923,026	2,110,358

Earnings per share (in Won)	36
Basic earnings per share (in Won)			8,697	14,451
Diluted earnings per share (in Won)		~~W~~	8,697	12,250

The accompanying notes are an integral part of the consolidated financial statements.

POSCO HOLDINGS INC. and its subsidiaries

Consolidated statements of changes in equity

for years ended December 31, 2025 and 2024

(in millions of Won)		Attributable to owners of the controlling company						Non- controlling interests	Total
		Share capital	Capital surplus	Other equity items	Treasury shares	Retained earnings	Subtotal
Balance as of January 1, 2024	~~W~~	482,403	1,663,334	67,256	(1,889,658)	53,857,514	54,180,849	5,483,048	59,663,897
Comprehensive income:
Profit		—	—	—	—	1,094,917	1,094,917	(147,337)	947,580
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	(86,966)	(86,966)	(8,379)	(95,345)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	257,833	—	—	257,833	31,030	288,863
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	(133,213)	—	(11,838)	(145,051)	(5,392)	(150,443)
Foreign currency translation differences, net of tax		—	—	888,466	—	—	888,466	231,347	1,119,813
Gains or losses on valuation of derivatives, net of tax		—	—	(281)	—	—	(281)	171	(110)

Total comprehensive income		—	—	1,012,805	—	996,113	2,008,918	101,440	2,110,358

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	(189,690)	(189,690)	(86,002)	(275,692)
Interim dividends		—	—	—	—	(568,433)	(568,433)	—	(568,433)
Changes in subsidiaries		—	—	—	—	—	—	32,691	32,691
Changes in ownership interest in subsidiaries		—	(15,440)	—	—	—	(15,440)	477,608	462,168
Acquisition of treasury shares		—	—	—	(92,311)	—	(92,311)	—	(92,311)
Retirement of treasury shares		—	—	—	431,107	(431,107)	—	—	—
Share based payment		—	(2,567)	—	—	—	(2,567)	—	(2,567)
Others		—	3,567	75,368	—	(6,029)	72,906	47,351	120,257

Total transactions with owners of the controlling company		—	(14,440)	75,368	338,796	(1,195,259)	(795,535)	471,648	(323,887)

Balance as of Decemmber 31, 2024	~~W~~	482,403	1,648,894	1,155,429	(1,550,862)	53,658,368	55,394,232	6,056,136	61,450,368

POSCO HOLDINGS INC. and its subsidiaries

Consolidated statements of changes in equity, continued

for year ended December 31, 2025 and 2024

(in millions of Won)		Attributable to owners of the controlling company						Non- controlling interests	Total
		Share capital	Capital surplus	Other equity items	Treasury shares	Retained earnings	Subtotal
Balance as of January 1, 2025	~~W~~	482,403	1,648,894	1,155,429	(1,550,862)	53,658,368	55,394,232	6,056,136	61,450,368
Comprehensive income:
Profit		—	—	—	—	657,654	657,654	(153,251)	504,403
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	(26,081)	(26,081)	12,918	(13,163)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	49,173	—	—	49,173	(5,852)	43,321
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	321,131	—	(2,477)	318,654	964	319,618
Foreign currency translation differences, net of tax		—	—	33,219	—	—	33,219	35,619	68,838
Gains or losses on valuation of derivatives, net of tax		—	—	8	—	—	8	—	8

Total comprehensive income		—	—	403,531	—	629,096	1,032,627	(109,602)	923,025

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	(189,051)	(189,051)	(159,410)	(348,461)
Interim dividends		—	—	—	—	(567,156)	(567,156)	—	(567,156)
Changes in subsidiaries		—	—	—	—	—	—	174,300	174,300
Changes in ownership interest in subsidiaries		—	35,622	—	—	—	35,622	737,181	772,803
Acquisition of treasury shares		—	—	—	—	—	—	—	—
Retirement of treasury shares		—	—	—	374,545	(374,545)	—	—	—
Share based payment		—	—	—	—	—	—	—	—
Others		—	600	2,549	—	20,763	23,912	(51,099)	(27,187)

Total transactions with owners of the controlling company		—	36,222	2,549	374,545	(1,109,989)	(696,673)	700,972	4,299

Balance as of December 31, 2025	~~W~~	482,403	1,685,116	1,561,509	(1,176,317)	53,177,475	55,730,186	6,647,506	62,377,691

The accompanying notes are an integral part of the consolidated financial statements,

POSCO HOLDINGS INC. and its subsidiaries

Consolidated statements of cash flow

for years ended December 31, 2025 and 2024

(in millions of Won)	Notes		2025	2024
Cash flows from operating activities
Profit		~~W~~	504,403	947,580
Adjustments for:
Depreciation			3,720,360	3,530,770
Amortization			465,935	453,689
Finance income			(1,645,865)	(3,476,227)
Finance costs			2,098,373	3,202,268
Income tax expense			602,446	303,623
Impairment loss on property, plant and equipment			135,653	608,122
Gain on disposal of property, plant and equipment			(15,792)	(26,533)
Loss on disposal of property, plant and equipment			89,883	85,149
Impairment loss on goodwill and other intangible assets			51,640	47,993
Gain on disposal of goodwill and other intangible assets			(2,036)	—
Loss on disposal of goodwill and other intangible assets			512	—
Gain on disposal of investments in subsidiaries, associates and joint ventures			(47,374)	(14,235)
Loss on disposal of investments in subsidiaries, associates and joint ventures			12,819	73,428
Share of profit of equity-accounted investees			(349,910)	256,458
Gain on disposal of assets held for sale			(53,692)	(4,801)
Loss on disposal of assets held for sale			—	33,943
Impairment loss on disposal of assets held for sale			6,342	—
Expenses related to post-employment benefit			264,231	246,484
Impairment loss on trade and other receivables			203,802	185,129
Loss on valuation of inventories			(25,607)	77,832
Increase to provisions			486,449	217,174
Gain on insurance claim			(19,596)	(157,552)
Others, net			2,036	3,227

			5,980,609	5,645,941

Changes in operating assets and liabilities	39		(869,632)	336,868
Interest received			451,361	570,769
Interest paid			(1,085,791)	(1,028,654)
Dividends received			437,835	744,857
Income taxes paid			(848,453)	(553,706)

Net cash provided by operating activities		~~W~~	4,570,332	6,663,655

POSCO HOLDINGS INC. and its subsidiaries

Consolidated statements of cash flow, continued

for years ended December 31, 2025 and 2024

(in millions of Won)	Notes		2025	2024
Cash flows from investing activities
Acquisitions of short-term financial instruments		~~W~~	(15,987,580)	(15,835,323)
Proceeds from disposal of short-term financial instruments			16,093,407	19,501,852
Increase in loans			(277,442)	(820,248)
Collection of loans			175,948	784,616
Acquisitions of securities			(836,079)	(1,144,352)
Proceeds from disposal of securities			489,046	1,210,011
Acquisitions of long-term financial instruments			(19,921)	(3,791)
Acquisitions of investment in associates and joint ventures			(282,828)	(301,816)
Proceeds from disposal of investment in associates and joint ventures			108,718	45,185
Acquisitions of investment property			(3,614)	(3,883)
Proceeds from disposals of investment property			1,403	418
Acquisitions of property, plant and equipment			(5,650,846)	(7,669,700)
Proceeds from disposal of property, plant and equipment			210,259	44,189
Acquisitions of intangible assets			(569,095)	(492,785)
Proceeds from disposal of intangible assets			7,910	11,711
Proceeds from disposal of assets held for sale			682,496	10,307
Collection of lease receivables			25,671	31,136
Disposal of net assets due to changes in consolidated entities			(645,661)	—
Cash inflow from insurance claim			19,596	157,278
Others, net			(214,334)	(11,588)

Net cash used in investing activities			(6,672,946)	(4,486,783)

Cash flows from financing activities
Proceeds from borrowings			5,393,340	5,899,541
Repayment of borrowings			(5,158,334)	(7,532,911)
Proceeds from (repayment of) short-term borrowings, net			2,158,541	(217,759)
Capital contribution from non-controlling interests			832,430	513,710
Payment of cash dividends			(915,216)	(844,195)
Acquisition of treasury shares			—	(92,311)
Repayment of lease liabilities			(143,423)	(195,367)
Others, net			230,042	167,559

Net cash used in financing activities	39		2,397,380	(2,301,733)

Effect of exchange rate fluctuation on cash held			(5,578)	221,880

Net increase(decrease) in cash and cash equivalents			289,188	97,019
cash classified as held for sale			(7,286)	—
Cash and cash equivalents at beginning of the period	5,10		6,767,898	6,670,879

Cash and cash equivalents at end of the period	5,10	~~W~~	7,049,800	6,767,898

The accompanying notes are an integral part of the consolidated financial statements,

Appendix 2

POSCO HOLDINGS INC.

(Formerly, POSCO)

Separate Financial Statements

December 31, 2025 and 2024

(With Independent Auditors’ Report Thereon)

1

Page

Independent Auditors’ Report	TBD

Separate Financial Statements

Separate Statements of Financial Position	3

Separate Statements of Comprehensive Income	5

Separate Statements of Changes in Equity	6

Separate Statements of Cash Flows	7

Notes to the Separate Financial Statements	TBD

Independent Auditors’ Report on Internal Control over Financial Reporting	TBD

Report on the Operating Status of Internal Control over Financial Reporting	TBD

2

POSCO HOLDINGS INC.

Separate statements of financial position

as of December 31, 2025 and 2024

(in millions of Won)	Notes		December 31, 2025	December 31, 2024
Assets
Cash and cash equivalents	4, 5, 21, 35	~~W~~	184,416	409,387
Trade accounts and notes receivable, net	6, 21, 33, 35		157,668	178,822
Other receivables, net	7, 21, 33, 35		146,146	21,388
Other short-term financial assets	8, 21, 35		3,454,794	2,686,420
Assets held for sale	9		—	467,796
Current income tax assets	31		—	27,940
Other current assets	14		2,099	1,716

Total current assets			3,945,123	3,793,469

Other receivables, net	7, 21, 33		17,414	14,894
Other long-term financial assets	8, 21		506,736	421,822
Investments in subsidiaries, associates and joint ventures	10		46,290,252	45,631,965
Investment property, net	11		319,392	328,372
Property, plant and equipment, net	12, 35		703,140	415,993
Intangible assets, net	13, 35		29,659	21,461
Other non-current assets	14		3,869	5,821

Total non-current assets			47,870,462	46,840,328

Total assets		~~W~~	51,815,585	50,633,797

3

POSCO HOLDINGS INC.

Separate statements of financial position, continued

as of December 31, 2025 and 2024

(in millions of Won)	Notes		December 31, 2025	December 31, 2024
Liabilities
Short-term borrowings and current installments of long-term borrowings	4, 15, 21, 35	~~W~~	45,973	39,053
Other current payables	16, 33, 35		53,466	50,356
Other short-term financial liabilities	17, 21		21,545	18,302
Provisions	18		46,421	46,268
Current income tax liabilities			72,405	—
Other current liabilities	20		5,818	8,852

Total current liabilities			245,628	162,831

Long-term borrowings, excluding current installments	4, 15		993,857	1,500
Other non-current payables	16, 21, 33, 35		35,037	30,783
Defined benefit liabilities, net	19		5,533	1,296
Deferred tax liabilities	31		2,592,964	2,246,030
Long-term provisions	18		2,947	—
Other non-current liabilities	20		1,351	2,327

Total non-current liabilities			3,631,689	2,281,936

Total liabilities			3,877,317	2,444,767

Equity
Share capital	22		482,403	482,403
Capital surplus	22		1,367,990	1,367,990
Accumulated other comprehensive income (loss)	23		(45,874)	(62,645)
Treasury shares	24		(1,176,317)	(1,550,862)
Retained earnings	25		47,310,066	47,952,144

Total equity			47,938,268	48,189,030

Total liabilities and equity		~~W~~	51,815,585	50,633,797

The accompanying notes are an integral part of the separate financial statements.

4

POSCO HOLDINGS INC.

Separate statements of comprehensive income

for the years ended December 31, 2025 and 2024

(in millions of Won, except per share informations)	Notes		2025	2024
Operating revenue	26, 33	~~W~~	1,403,309	1,997,128
Operating expenses	27		(426,484)	(400,707)

Operating profit			976,825	1,596,421

Finance income and costs
Finance income	21, 28		233,286	482,945
Finance costs	21, 28		(99,533)	(89,388)
Other non-operating income and expenses
Other non-operating income	29		3,274	3,249
Other non-operating expenses	29		(320,959)	(437,151)

Profit before income tax			792,893	1,556,076
Income tax benefit	31		(298,015)	65,206

Profit			494,878	1,621,282

Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	19		(2,528)	(3,948)
Net changes in fair value of equity investments at fair value through other comprehensive income	8,23		13,096	(75,167)

Total comprehensive income		~~W~~	505,446	1,542,167

Earnings per share (in Won)	32
Basic earnings per share (in Won)			6,544	21,398
Diluted earnings per share (in Won)		~~W~~	6,544	18,999

The accompanying notes are an integral part of the separate financial statements.

5

POSCO HOLDINGS INC.

Separate statements of changes in equity

for years ended December 31, 2025 and 2024

(in millions of Won)		Share capital	Capital surplus	Accumulated other comprehensive income (loss)	Treasury shares	Retained earnings	Total
Balance as of January 1, 2024	~~W~~	482,403	1,370,557	30,678	(1,889,658)	47,505,885	47,499,865
Comprehensive income:
Profit		—	—	—	—	1,621,282	1,621,282
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	(3,948)	(3,948)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	(93,323)	—	18,156	(75,167)
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	(189,691)	(189,691)
Interim dividends		—	—	—	—	(568,433)	(568,433)
Acquisition of treasury shares		—	—	—	(92,311)	—	(92,311)
Retirement of treasury shares					431,107	(431,107)
Share-based payment		—	(2,567)	—	—	—	(2,567)

Balance as of December 31, 2024	~~W~~	482,403	1,367,990	(62,645)	(1,550,862)	47,952,144	48,189,030

Balance as of January 1, 2025	~~W~~	482,403	1,367,990	(62,645)	(1,550,862)	47,952,144	48,189,030
Comprehensive income:
Profit		—	—	—	—	494,878	494,878
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	(2,528)	(2,528)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	16,771	—	(3,675)	13,096
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	(189,052)	(189,052)
Interim dividends		—	—	—	—	(567,156)	(567,156)
Retirement of treasury shares		—	—	—	374,545	(374,545)	—

Balance as of December 31, 2025	~~W~~	482,403	1,367,990	(45,874)	(1,176,317)	47,310,066	47,938,268

The accompanying notes are an integral part of the separate financial statements.

6

POSCO HOLDINGS INC.

Separate statements of cash flows

for years ended December 31, 2025 and 2024

(in millions of Won)	Notes		2025	2024
Cash flows from operating activities
Profit		~~W~~	494,878	1,621,282
Adjustments for :
Expenses related to post-employment benefit			10,179	6,438
Depreciation			18,087	14,272
Amortization			2,342	1,712
Impairment loss on trade and other receivables			(82)	106
Finance income			(205,749)	(474,656)
Dividend income			(1,234,259)	(1,812,999)
Finance costs			70,915	79,200
Loss on disposal of property, plant and equipment			1,282	341
Gain on disposal of intangible assets			—	(141)
Loss on disposal of intangible assets			22	266
Impairment loss on investments in subsidiaries, associates and joint ventures			288,464	392,075
Loss on disposal of assets held for sale			9,883	—
Increase (decrease) to provisions			341	36,981
Income tax benefit			298,015	(65,206)
Others			2,220	(3)
Changes in operating assets and liabilities	35		8,368	2,023
Interest received			67,154	92,618
Interest paid			(27,137)	—
Dividends received			1,230,173	1,866,004
Income taxes received	`		60,808	57,563

Net cash provided by operating activities		~~W~~	1,095,904	1,817,876

7

POSCO HOLDINGS INC.

Separate statements of cash flows, continued

for years ended December 31, 2025 and 2024

(in millions of Won)	Notes		2025	2024
Cash flows from investing activities
Decrease in deposits		~~W~~	3,330,000	3,050,000
Proceeds from disposal of short-term financial instruments			894,933	5,471,006
Proceeds from disposal of equity securities			1,082	194,230
Proceeds from disposal of other securities			11,053	9,016
Proceeds from disposal of investments in subsidiaries, associates and joint ventures			62,847	590,429
Proceeds from disposal of intangible asstes			—	1,677
Disposal of assets held for sale			458,831
Collection of short-term lease security deposits			17	491
Increase in deposits			(4,190,000)	(2,550,000)
Acquisition of short-term financial instruments			(560,426)	(4,619,699)
Increase in long-term loans			—	(106)
Acquisition of other securities			(15,870)	(21,850)
Acquisition of investment in subsidiaries, associates and joint ventures			(1,011,924)	(1,263,572)
Acquisition of property, plant and equipment			(294,631)	(249,048)
Acquisition of intangible asstes			(10,563)	(6,209)
Acquisition of investment properties			—	(1,200)
Payment of short-term & long-term deposits			(741)	(536)
Acquisition of short-term debt securities			(230,000)	—
Net cash provided by (used in) investing activities		~~W~~	(1,555,392)	604,629

Cash flows from financing activities
Increase in long-term financial liabilities			3,278	3,148
Issuance of bonds			987,117
Payment of cash dividends			(756,084)	(758,194)
Repayment of current installments of long-term borrowings			—	(1,542,400)
Acquisition of treasury shares			—	(92,311)

Net cash used in financing activities	35	~~W~~	234,311	(2,389,757)

Effect of exchange rate fluctuation on cash held			205	(275)
Net increase (decrease) in cash and cash equivalents			(224,971)	32,473
Cash and cash equivalents at beginning of the period	5		409,387	376,914

Cash and cash equivalents at end of the period	5	~~W~~	184,416	409,387

The accompanying notes are an integral part of the separate financial statements.

8